[GRAPHIC OMITTED]

                           General Motors Corporation
                                M/C 482-114-262
                            General Motors Building
                           3044 West Grand Boulevard
                            Detroit, Michigan 48202

                                                                       EXHIBIT 8

                                 April __, 1999



Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10067

Lehman Brothers Inc.
3 World Financial Center
New York, New York 10285

Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
World Financial Center - North Tower
250 Vesey Street
New York, New York 10281-1310

J.P. Morgan Securities Inc.
60 Wall Street
New York, New York 10260

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

Salomon Brothers Inc.
Seven World Trade Center
New York, New York 10048

Warburg Dillon Read LLC
677 Western Blvd.
Stamford, Connecticut 06901


Re:    General Motors Acceptance Corporation
       US$10,000,000,000 Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue

Ladies and Gentlemen:

I have acted as tax counsel to General Motors Acceptance Corporation (the "Company") in connection with the preparation of the Prospectus dated April [__], 1999, relating to the offering by the Company of the above-captioned Notes. The Company has asked that I, acting in such capacity, render an opinion to you concerning the discussion of certain United States federal income tax consequences of the ownership of the Notes as set forth under the heading "United States Federal Taxation" in the Prospectus.

In rendering the opinion expressed herein, I have examined the Prospectus, the Indenture, dated as of December 1, 1993, between the Company and Citibank, N.A., Trustee, the Supplemental Indenture, dated as of January 1, 1998, between the Company and Citibank N.A., Trustee, and the Selling Agent Agreements, each dated as of April [__], 1999, among the Company and the Agents named therein. I have assumed, with the consent of the Company, that all photocopies or facsimiles of these documents submitted to us faithfully reproduce the original thereof, and that all statements set forth in the Prospectus and other documents are accurate.

Based upon the foregoing, it is my opinion that the discussion set forth under the heading "United States Federal Taxation" in the Prospectus is an accurate summary of the principal United States federal income tax consequences of the ownership of the Notes by U.S. Holders (as defined in the Prospectus).

This opinion and the discussion set forth in the Prospectus are based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. This opinion cannot be relied upon if any of the facts stated in the Prospectus are inaccurate. This opinion is expressed as of the date hereof, and I do not undertake to supplement or revise this opinion to reflect any changes (including changes that have retroactive effect) (i) in applicable law or (ii) that cause any information, document or facts referred to herein to be untrue or incorrect. Finally, this opinion is limited to the tax matters specifically discussed under the heading "United States Federal Taxation" in the Prospectus, and I have not been asked to address, nor have I addressed, any other tax consequences relating to the Notes.

                                             Very truly yours,



                                             Robert N. Deitz
                                             Senior Tax Counsel